UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 10-SB


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
        UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934


                           GOLDEN RIVER RESOURCES INC.
                 (Name of Small Business Issuer in its Charter)



       NEVADA                                                     98-0187538
(State or other jurisdiction                                  (I.R.S. Employer
of incorporation or organization)                            Identification No.)


        2420 PANDOSY STREET, KELOWNA, BRITISH COLUMBIA, CANADA, V1Y 1T8
                    (Address of principal executive offices)

                    Issuer's Telephone Number: (250) 717-1049

           Securities to be registered under Section 12(b) of the Act:
                                      NONE

           Securities to be registered under Section 12(g) of the Act:
                          COMMON STOCK, $.001 PAR VALUE
                                (Title of class)

                                     PART 1

ITEM 1.    DESCRIPTION OF BUSINESS

CORPORATE HISTORY

As used herein, the term "Company" refers to Golden River Resources Inc., a corporation incorporated under the laws of Nevada. The Company is engaged in the exploration and development of precious mineral resource properties. The Company indirectly, through subsidiaries, owns interests in mineral properties located in Durango State, Mexico. These interests are comprised of options to acquire interests in the mineral properties in consideration of cash payments, share issuances and exploration expenditures.

The Company was incorporated under the laws of the State of Nevada on June 17, 1997. The Company has one subsidiary: Rob Roy Resources Inc. ("Rob Roy"), all of the shares of which are owned directly by the Company. Rob Roy owns all of the shares of La Mexicana Resources S.A. de C.V. ("La Mexicana"). The Company, through its subsidiaries, is engaged in the acquisition and exploration of precious mineral properties.

In May 1998, the Company completed a private placement of 3,568,000 shares of its Common Stock, resulting in gross proceeds of $35,680. In June 1998, the Company sold 200,000 shares of Common Stock for gross proceeds of $10,000. In December 1998, the Company sold 1,800,000 shares of Common Stock for gross proceeds of $90,000.

On March 10, 1999, the Company completed the purchase of all of the issued and outstanding shares of Rob Roy, a non-reporting company incorporated in British Columbia, Canada, on June 13, 1997. The Company issued, on a one-for-one basis, 6,454,872 shares of its Common Stock (the "Takeover Shares") in exchange for 6,454,872 common shares without par value of Rob Roy. Certificates for 15% of the Takeover Shares issued to Rob Roy's shareholders were subject to a restrictive legend which expired on May 11, 1999; certificates for an additional 15% of the Takeover Shares were subject to a restrictive legend which expired on September 11, 1999; and the certificates for the balance of 70% of the Takeover Shares are subject to a restrictive legend expiring on January 11, 2000.

After the completion of the purchase, Rob Roy became a subsidiary of the Company. Rob Roy owns 100% of the shares of La Mexicana, a company incorporated pursuant to the laws of Mexico on February 12, 1998. La Mexicana is a company engaged in the acquisition and exploration of natural resource properties located in the area of Durango, Mexico. Rob Roy does not have an interest in any other companies.

The Company engaged in two other private placements of Common Stock: 2,000,000 shares for gross proceeds of $700,000 in April 1999 and 750,000 shares for gross proceeds of $75,000 in September 1999.

On October 13, 1999, the Company entered into an agreement with Peter Holstein, on behalf of himself and all other shareholders of Transmeridian Exploration Inc., a British Virgin Islands company engaged in oil and gas exploration ("Transmeridian"), to purchase all of the issued and outstanding shares of Transmeridian by issuing shares of Common Stock of the Company. The number of shares issued are to be determined by the net asset value of the oil and gas properties owned by Transmeridian at the closing date divided by $5.00 for proven reserves and $10.00 for probable reserves. An independent and certified oil and gas valuator is to be engaged to value the Transmeridian assets.
Consummation of the acquisition of Transmeridian is subject to several conditions, including satisfactory due diligence of Transmeridian, its net asset value, and its principals; execution of a formal purchase agreement; approval of the transaction by the shareholders of the Company; the furnishing of financial statements by Transmeridian which will meet the requirements of the Securities and Exchange Commission; and the execution of a satisfactory employment agreement with Peter Holstein. If the acquisition is completed, the Company will use its reasonable best efforts to change its name to "Transmeridian Exploration Inc.", and to arrange for a private placement in the minimum amount of $2,000,000 to cover immediate working capital and project costs. Also upon closing, Peter Holstein will have the right to designate four persons for appointment to the board of directors of the Company. Since the Company has just started its due diligence work on Transmeridian, management does not know whether the acquisition will be consummated or when closing would occur.

On October 25, 1999, the Company entered into a nonbinding letter of intent with OREX Gold Mines Corporation to use its method for processing gold ores. Management anticipates that the process may be useful in connection with the Mexicana I property if the Company's exploration work on the property yields promising results. The parties have not yet negotiated any terms of a working relationship.

MINING OPERATIONS AND RISKS

The mining properties are exploration properties and do not have any proven mineral reserves. Should mineral reserves be discovered on the property, it is anticipated that the minerals would be predominately gold and silver. See Part I
- Item 3. Description of Property below. Development of the mining properties will only follow upon obtaining satisfactory results from an exploration program.

Exploration for and the development of natural resources involve a high degree of risk and few properties which are explored are ultimately developed into producing properties. There is no assurance that the Company's exploration activities will result in any discoveries of commercial bodies of ore. The long term profitability of the Company's operations will be in part directly related to the cost and success, if any, of its exploration programs, which may be affected by a number of factors. Substantial expenditures are required to establish reserves through drilling, to develop processes to extract the resources, and, in the case of new properties, to develop the extraction and processing facilities and infrastructure at any site chosen for extraction. Although substantial benefits may be derived from the discovery of a major deposit, no assurance can be given that resources will be discovered in sufficient quantifies to justify commercial operations or that the funds required for development can be obtained on a timely basis.

Exploration for natural resources involves many risks, which even a combination of experience, knowledge, and careful evaluation may not be able to overcome. Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incident to exploration, development, and production of resources, any of which could result in work stoppages, damage to persons or property, and possible environmental damage. Although the Company has or will obtain liability insurance in an amount which it considers adequate, the nature of these risks is such that liabilities might exceed policy limits, the liabilities and hazards might not be insurable risks, or the Company might not elect to insure itself against such liabilities due to the high premium costs or other reasons, in which event the Company could incur significant costs that could have a material adverse effect upon its financial condition.

All phases of the Company's operations are subject to environmental regulation. Generally, environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors, and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company's operations.

Although the Company has or intends to obtain title opinions for any concessions in which it has or will acquire a material interest, there is no guarantee that title to such concessions will not be challenged or impugned. In some countries, the system for recording title to the rights to explore, develop, and mine natural resources is such that a title opinion provides only minimal comfort that the holder has title. Also, in many countries claims have been made and new claims are being made by aboriginal peoples that call into question the rights granted by the governments of these countries.

The Company's revenues, if any, are expected to be in large part derived from the extraction and sale of base and precious metals such as gold and silver. The price of those commodities has fluctuated widely, particularly in recent years, and is affected by numerous factors beyond the Company's control including international, economic, and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities, and increased production due to new extraction developments and improved extraction and production methods. The effect of these factors on the price of base and precious metals, and therefore the economic viability of any of the Company's exploration projects, cannot accurately be predicted.

There are many individuals and companies that are engaged in the mining business. Some of which are very large, established mining companies with substantial capabilities and long earning records. The Company may be at a competitive disadvantage in acquiring mining properties or in purchasing, leasing, or obtaining mining equipment since it must compete with these individuals and companies, most of which have greater financial resources and larger technical staffs than the Company. There can be no assurance that the Company will be successful in prospecting for or acquiring additional mining claims or leases, or in arranging for their exploration or development.

Water is essential in all phases of the exploration and development of mineral properties and the milling of any ore obtained as a result. It is used in such processes as exploration drilling, leaching, placer mining, dredging, testing, and hydraulic mining. The Company has not determined the availability of water for any of the properties it has acquired, and it has not determined the cost of compliance with any water quality restrictions. Furthermore, any water that may be found will be subject to acquisition pursuant to state, federal and foreign water law, and its use will be subject to regulation pursuant to local, state, federal and foreign water quality standards. Both the lack of available water and the cost of complying with water quality restrictions may make an otherwise viable project economically impossible to complete. If any properties that the Company acquires warrant development, such determinations will be made while planning a development program. Management does not expect any significant difficulties with respect to this matter. Water sufficient for mining purposes is available on the La Mexicana concession.

MINERAL INDUSTRY OF MEXICO

The Mexican government commenced privatization efforts in the late part of the 1980's. The Mining Law of 1992 generally encourages domestic investment and foreign participation in the mining industry. The Mining Law permits direct investment, with up to 100% of equity, in exploration works and activities and allows, through a 30-year trust mechanism, up to 100% foreign participation in mineral production.

In addition, in 1989 Mexico reduced the corporate income tax to 35% and in 1991 eliminated the mineral production tax.

Government approval is not required for the proposed Phase 1 work program on the La Mexicana project. An environmental assessment report must be filed for the specific areas disturbed in Phase

2. This will be done when these areas are outlined. The filing of the environmental assessment report is a minor expense in the overall budget. Besides an operating license, it will be necessary to obtain permits for water well usage, water discharge, land use, explosives, and hazardous materials handling. The Company is not aware of any major environmental or regulatory issues that might impede the development of a mine on the La Mexicana property. See Part I - Item 3. Description of Property below.

EMPLOYEES

As of the date of this registration statement, the Company employs two people full-time at its Kelowna office and technical staff to carry out its projects in Mexico on an as-needed basis. Eleven people were employed during the La Lajita drill program in May, June, and July of 1999, including the President of the Company, David St. Clair Dunn, P. Geo.


ITEM 2.    MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Effective March 10, 1999, the Company completed the acquisition of 100% of the outstanding common shares of Rob Roy. As the Rob Roy shareholders obtained effective control of the Company through the exchange of their shares of Rob Roy for shares of the Company, the acquisition has been accounted for in these consolidated financial statements as a reverse acquisition. Consequently, the consolidated statements of loss and deficit and changes in cash flows reflect the results from operations and changes in financial position of Rob Roy, the legal subsidiary, for the year ended June 30, 1999 combined with those of the Company, the legal parent, from the date of acquisition on March 10, 1999, in accordance with generally accepted accounting principles for reverse acquisitions. In addition, the comparative figures are those of Rob Roy, the legal subsidiary.

The Company's fiscal year end is June 30. The following is a summary of certain selected financial information for the period from its date of incorporation to June 30, 1998 and for the fiscal year ended June 30, 1999. Reference should be made to the financial statements attached to this registration statement to put the following summary in context. All dollar figures referred to in this section relating to the Company are listed in US dollars unless otherwise noted.

                                                                                       Inception (June 13, 1997) to
                                                 Year ended June 30, 1999                June 30, 1998 (unaudited)

Revenues                                                    --                                        --

(Loss) from continuing
operations                                         $       (1,160,315)                       $         (254,769)

(Loss) per common share                            $            (0.15)                       $            (0.13)


                                                       JUNE 30, 1999                             June 30, 1998

Working capital (deficiency)                       $          (95,390)                       $          (28,983)

Total assets                                       $          391,193                        $          258,820

Long-term obligations                                       --                                        --


RESULTS OF OPERATIONS

The Company's level of activity was substantially higher in during the fiscal year ended June 30, 1999, as compared to the previous period. Expenses were $1,160,315 for 1999 as compared to $254,769 for 1998. The most significant increases were in the areas of exploration of mineral properties, professional fees, and travel and promotion. Additionally, the Company wrote-off

$534,214 in 1999 upon its decision to abandon the La Lajita property. After completing the exploration program on the La Lajita property, the Company decided to terminate its option. The Company paid acquisition costs $492,500, issued 350,000 shares, and incurred exploration expenditures in excess of $300,000 prior to terminating its option in September 1999.

A 943.9-meter diamond drilling program was carried out on the La Lajita property in the area recommended by the Company's consulting geologists as having the highest possibility of containing an open pittable precious metals resource. The drilling did not outline sufficient mineralization at high enough grades to continue the development of the property. While underground mining targets with good potential remain on the property, they do not fit the Company's corporate objectives.

Due to the lack of any revenues, and the cumulative losses of $1,415,084 incurred through June 30, 1999, there is a substantial doubt about the Company's ability to continue as a going concern.

FINANCIAL CONDITION

Since inception, the Company's capital resources have been limited. The Company has had to rely upon the sale of equity securities for cash required to fund the administration of the Company. From its inception through June 30, 1999, the Company has raised $560,642, net of share issuance costs from the sale of its Common Stock. In addition, 600,000 shares have been issued for mineral property options. Since the Company does not expect to generate any revenues in the near future, it will have to continue to rely upon sales of equity and debt securities to raise capital. It follows that there can be no assurance that financing, whether debt or equity, will always be available to the Company in the amount required at any particular time or for any particular period or, if available, that it can be obtained on terms satisfactory to the Company.

At June 30, 1999, the Company had a working capital deficiency of $95,390, as compared to $28,983 at June 30, 1998. The decrease in the working capital deficiency can be attributed to the cash outlays for payments on mineral properties and mineral property exploration made during the fiscal year ended June 30, 1999.

Other than as described under "Properties of La Mexicana", the Company does not have any interest in any properties. In Note 1 to the audited financial statements, it is noted that "the recoverability of the amount shown for mineral properties of $318,396 as at June 30, 1999 is dependent upon the discovery of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the mineral properties, future profitable production or proceeds from the disposition of the mineral properties and the Company's ability to complete its obligations.

PLAN OF OPERATION

The Company plans to conduct a Phase 1 regional geochemical survey over the La Mexicana property at a cost of $19,333. The Phase 1 program will be followed by a Phase 2 program at a cost of $76,000. The Company does not presently have the funds available for either the Phase 1 or Phase 2 program and will have to raise additional funds by way of debt or equity in order to finance same. It does not have any arrangements for such funding at present. See Part I - Item 3. Description of Property, below, for more detail on the proposed work programs of the Company.

As of September 30, 1999, the Company had approximately $20,000 cash on hand, which will be sufficient to satisfy its cash requirements for the next three months of minimal operations. The Company does not intend to hire any more full-time employees over the next 12 months.

Subject to the availability of funds the Company will hire additional employees and consultants on a part-time basis in order to carry out its proposed work programs. The Company does not intend to make any purchases of plant or equipment over the next 12 months.

If the Transmeridian transaction should be completed, the Company would be required to arrange for a private placement in the minimum amount of $2,000,000 to cover immediate working capital and project costs. Since the Company has just started its due diligence work on Transmeridian, management does not know whether the acquisition will be consummated or when closing would occur.
Accordingly, the Company has not made any plans with respect to a proposed private placement.


ITEM 3.    DESCRIPTION OF PROPERTY

SUMMARY OF THE PROPERTIES

La Mexicana, a wholly owned subsidiary of Rob Roy, acquired options to purchase rights to certain mineral properties in Mexico pursuant to certain agreements described below. La Mexicana's main focus has been on the La Lajita and Mexicana 1 properties located near Durango, Mexico. After performing a drill program on the La Lajita property, the Company decided that the La Lajita property did not warrant any further work and terminated its option on that property in September 1999.

TERMS OF OPTION ON MEXICANA 1

La Mexicana has entered into an agreement in writing (the "Alcaraz Agreement") dated February 12, 1998 with ING. Cuitlahuac Rangel Alcaraz ("Alcaraz"), an arm's length party, to acquire the right and option to purchase an undivided 70% interest in the Mexicana I property located near Durango, Mexico. The option must be exercised by February 12, 2001. The Alcaraz Agreement requires the following payments, share issuances and exploration expenditures:

a)        US$50,000 on or before the execution of the Alcaraz Agreement;

b) US$50,000 on August 12, 1998 and every six months thereafter until February 12, 2001, or until a positive bankable feasibility study is completed, whichever is the earliest to occur;

c) 250,000 shares upon the approval of the Alcaraz Agreement by any regulatory authority having jurisdiction;

d) a further 750,000 shares of the Company within three years of the issuance under paragraph (c) above. La Mexicana agrees to make application for a minimum of 250,000 shares of the Company to be issued to Alcaraz every six months from the date of the issuance of the shares pursuant to paragraph (c). The issuance of any shares pursuant to this section shall be subject to regulatory approval, if required; and

e) a minimum amount of US$1,500,000 shall be invested on work commitments, according to the following budget schedule: US$300,000 by the first year, US$500,000 by the end of the second year and the remaining US$700,000 by the end of the third year from the issuance under paragraph (c) above.

Through June 30, 1999, the Company had issued 250,000 shares and made option payments in the aggregate amount of $307,500, including the prepayment of the $50,000 payment due July 1, 1999 and $45,000 towards the payment due January 1, 2000. However, the Company has made only nominal exploration expenditures. The optionor has orally notified the Company that it is extending the due dates for the exploration expenditures and share issuances and that the Company is not in default of the agreement.

La Mexicana shall also be responsible for the payment of value added tax of 15% on property payments and for mining taxes required to keep the property in good standing.

Alcaraz is the beneficial and registered concessionaire of 100% of the Exploration Mining Concession of the Mexicana 1 lot. During the term of this Agreement the Company has the exclusive right to explore the Property, subject to the Company obtaining appropriate surface rights and governmental authorizations.

The Alcaraz Agreement provides that after the exercise of the option, Alcaraz and the Company shall either become co-concessionaires of the Property or incorporate a new company that shall acquire the title to the Property.

MEXICANA 1 GROUP OF CLAIMS

LOCATION, ACCESS, PHYSIOGRAPHY AND POPULATION

Mexicana 1 property is located in the Municipality of Pueblo Nuevo, State of Durango, Mexico, 25 kilometers northwest of La Lajita property. Mexicana 1 is located on 1:50,000 Map Sheet Pueblo Nuevo, F-13-A-38. The property consists of 20,477 HS in three adjoining rectangular blocks.

The P.P. MEXICANA, E-21633, S = 490 HS and the MEXICANA 1, E-21798, S = 20477 HS DURANGO monument is located at approximately 105(degree)30'08" west longitude, 23(degree)21'48" north latitude.

Road access to the property is from El Salto on Highway 40 south, 50 kilometers to La Puerta, then southwest 10 kilometers to Cofradia, then 28 kilometers (2.5 hours) on a dirt track east to Los Naranjos. This road crosses rugged to extreme physiography. Los Naranjos is at an elevation of 800 meters, in a tropical climate. It is a village of about 100 people. Mexicana 1 property eastern boundary is 1.0 kilometer east of Los Naranjos. The property covers part of the valley of the San Antonio de Animas River and extends northwest from the valley roughly 10 kilometers. Part of the property can be accessed by road, from Los Naranjos west, down San Antonio de Animas River through the hamlets of Los Higueras and El Guanacaste for five kilometers west to the town of Mesa San Pedro. The western part of the Property can be accessed from the state of Sinola to the town of La Escondida, just inside the western edge of the property. The rest of the property is covered by networks of well-used trails.

Elevations on the property range from 290 meters on the San Antonio de Animas River in the southwestern corner of the property, to 2,520 meters in the northeast corner.

HISTORY AND PREVIOUS WORK

The only previous work seen was the La Mexicana workings. These consist of two adits driven approximately five meters on narrow quartz veins on the west side of the arroyo of the Los Naranjos River. The Mexicana I monument is located in front of these workings, about 1.0 kilometers down the Los Naranjos River northwest of Los Naranjos. Spanish workings are reported by A. Camacho on the south side of the San Antonio de Animas River below El Guanacaste at an approximate elevation of 700 meters. These workings were not examined.

There are artisinal workers working the river gravels on a small scale, especially on the junction of the Arroyo of the Los Naranjos River and the Arroyo of the San Antonio de Animas River.

PROPERTY GEOLOGY

The Mexicana 1 property lies within the Sierra Madre Occidental Geological province, which is a 1200 kilometer long north-west trending belt of volcanic rocks 200 to 300 kilometers wide. This belt of rocks is a broad anticline with three main stratigraphic units. A basement of Jurassic marine sediments is unconformably overlain by an Upper Cretaceous to Lower Tertiary andesite to rhyolite sub-aerial and submarine package which includes sub-volcanic intrusives. This unit is called the "Lower Volcanic Unit," is approximately 1000 meters thick and contains most of the known mineralization of interest. The Lower Volcanic Unit is, in turn, unconformably overlain by an approximately 400 meter thick unit of rhyolite to dacite sub-aerial pyroclastics, the Upper Volcanic Unit. Very little mineralization of interest has been found in the Upper Volcanic Unit, but mot of the mineralization in the Lower Volcanic Unit is within caldera complexes associated with the eruption of the Upper Volcanic Unit. The potential should exist for "Round Mountain" style low-sulphidation, epithermal gold mineralization in the Upper Volcanics.

The Upper Volcanic Unit is capped by minor mafic lava flows.

Regional, northwest trending dextral faults which, in part, focus the calderas in the Upper Volcanic Sequence, are common throughout the province.

Gold mineralization in the Lower Volcanic Series is found mainly in epithermal to mesothermal quartz veins and stockworks associated with caldera complexes. Radiating faults, concentric ring faults, and particularly, their junctions in the caldera, are favorable areas for mineralization.

Mexicana 1 property is a very large area (16 kilometers E-W by 15 kilometers N-S). Where examined, the property covers Upper Volcanic sequence above 1,400 meters and Lower Volcanic Unit below this. The property covers an approximately
15.0 meter diameter caldera, centered three kilometers west-northwest of Los Naranjos, on the San Antonio de Animas River. A granitic intrusion was observed in this area. Twelve meters of a 20-meter quartz stockwork zone with pyrite cubes to 2.0 centimeters were sampled. This sample did not carry anomalous gold, but copper was anomalous at 620 parts per million (0.062%).

Two major structures were observed on the property and can be traced on satellite photographs. One structure trends 50 kilometers northwest through Los Naranjos. The Los Naranjos River follows part of this structure. The second structure trends east-northeast and can be traced for 55 kilometers. The San
Antonio de Animas River follows this structure for 15 kilometers from two kilometers above its junction with Los Naranjos River to the west-southwest.

The junction of these structures is a very prospective area. It lies on the eastern boundary of Mexicana 1 property.

Other smaller structures were observed, some with associated color anomalies, particularly another northwest trending structure which crosses the San Antonio de Animas River near where the Spanish workings were reported, and follows the road to Mesa de San Pedro northwest out of the valley.

WORK PROGRAMS

The Company has not conducted any exploration on the Mexicana 1 property. Subject to the availability of funds, the Company plans to conduct a systematic regional mineral exploration program, consisting of regional scale stream geochemical sampling and rock sampling to test the area in 1999. The following table outlines the proposed budget for the La Mexicana property for the balance of 1999:


PROPOSED BUDGET FOR LA MEXICANA (IN CANADIAN $):
PHASE 1
Research:         Government mining and geological information and claim status                  $       2,880
Regional geochemical and examination of showings
                  Geologist:                20 days @ $500/day...................................       10,000
                  Assistant:                15 days @ $175/day...................................        2,625
                  Vehicle:                  15 days @ $100/day...................................        1,500
                  Travel:                   2 @ $1,000...........................................        2,000
                  Room and board:           30 days @ $50/day....................................        1,500
                  Assays:                   300 samples @ $15/sample.............................        4,500
                  Communication:            .....................................................          500
                  Expendables:              .....................................................          500
                  Report preparation        .....................................................        1,000
                  Contingency:              .....................................................          995
                                                                                                 -------------
Total Phase 1....................................................................................$      28,000

                                                                                                 -------------
PHASE 2 (Geological mapping, geochemical surveys, trenching and detailed sampling)
                  Geologist:                40 days @ $500/day...................................$      20,000
                  Assistants:               2 for 30 days @ $200/day.............................       12,000
                  Vehicle:                  2 for 30 days @ $100/day.............................        6,000
                  Travel:                   3 @ $1,000...........................................        3,000
                  Room and board:           90 days @ $70/day....................................        6,300
                  Assays:                   2,100 @ $15/sample...................................       31,500
                  Communications:           .....................................................        2,500
                  Expendables:              .....................................................        3,900
                  Local labor:              4 for 15 days @ $40/day..............................        2,400
                  Mules:                    4 for 15 days @ $40/day..............................        2,400
                  Backhoe or small cat:     20 days @ $500/day...................................       10,000
                  Mob or demob for equipment.....................................................        2,000
                  Report preparation:............................................................        2,000
                  Contingency:              .....................................................       10,000
                                                                                                 -------------
Total Phase 2....................................................................................$     114,000
                                                                                                 -------------

TOTAL PHASES 1 AND 2.............................................................................$     142,000
                                                                                                 =============

LA LAJITA

La Mexicana entered into an agreement (the "Fuerte Mayo Agreement") dated February 12, 1998 with Fuerte Mayo S.A. de C.V. ("Fuerte Mayo"), an arm's length party, to acquire the right and option to purchase an undivided 60% interest in the La Esperanza, Guadalupe and Ampl. de Guadalupe mining Lots and the Santa Nino and Dos Hermanos mining lots located near Durango, Mexico.

An initial program of 943.9 meters of HQ diamond drilling in 13 holes was carried out by Britton Hermanos, S.A. de C.V. under the supervision of Company personnel from April to June 1999. The first area to be tested was the Dos Hermanos zone, where past sampling had returned up to

50 grams per ton gold over two meters within a larger mineralized zone, up to 20 meters in thickness. Initial drilling in the Dos Hermanos area intersected the mineralized breccia zone in all 13 holes with widths of breccia zone and stringer zone up to 33.8 meters (LL-99-4). The highest gold-silver values were encountered in LL-99-6 where 5.64 g/t gold and 64 g/t silver were returned over
4.2 meters within a 19.8 meter zone of anomalous gold and silver. Samples were analyzed by Chemex Laboratory.

After completing the exploration program on the La Lajita property, the Company decided to terminate its option since the drilling did not outline an open pittable resource of sufficient size to meet the Company's objectives. The Company paid acquisition costs $492,500, issued 350,000 shares and incurred exploration expenditures in excess of $300,000 on the La Lajita property prior to terminating its option.


ITEM 4.    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of September 30, 1999, the outstanding Common Stock of the Company owned or of record or beneficially by each person who owned of record, or was known by the Company to own beneficially, more than 5% of the Company's Common Stock, and the name and shareholdings of each Officer and Director and all Officers and Directors as a group.

                                                                                                 PERCENTAGE OF
NAME                                                          SHARES OWNED                   COMMON STOCK OWNED(1)<F1>
------------------------------------------------------------------------------------------------------------------------------
David St. Clair Dunn(2)<F2> (3)<F3>                             100,000                              0.67%
1154 Marine Drive
Gibsons, British Columbia
Canada V0N 1V1
------------------------------------------------------------------------------------------------------------------------------
ROBERT BRUCE MANERY(2)<F2> (4)<F4>                              195,200                              1.30%
2420 Pandosy Street
Kelowna, British Columbia
Canada V1Y 1T8
------------------------------------------------------------------------------------------------------------------------------
ROGER WATTS(2)<F2>(4)<F4>                                       195,200                              1.30%
200-537 Leon Avenue
Kelowna, British Columbia
Canada V1Y 2A9
------------------------------------------------------------------------------------------------------------------------------
ALL OFFICERS & DIRECTORS                                        490,400                              3.22%
AS A GROUP(5)<F5>
------------------------------------------------------------------------------------------------------------------------------

<F1>
(1) This table is based on 14,822,872 shares of Common Stock outstanding on September 30, 1999. If a person listed on this table has the right to obtain additional shares of Common Stock within sixty (60) days from September 30, 1999, the additional shares are deemed to be outstanding for the purpose of computing the percentage of class owned by such person, but are not deemed to be outstanding for the purpose of computing the percentage of any other person.

<F2>
(2) These individuals are the officers and directors of the Company and may be deemed to be "parents" of the Company as that term is defined in the rules and regulations promulgated under the federal securities laws.

<F3>
(3)      Includes options to purchase 100,000 shares of Common Stock. See Part I
         - Item 6. Executive Compensation.

                                       11

<F4>
(4)      Includes options to purchase 150,000 shares of Common Stock. See Part I
         - Item 6. Executive Compensation.

<F5>
(5)      Includes options to purchase 400,000 shares of Common Stock. See Part I
         - Item 6. Executive Compensation.


ITEM 5.    DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following table sets forth the name, age, and position of each officer and director of the Company. No director of the Company has been a director or officer of a company registered under the 1934 Act. Further, no directors or officers, promoters or control persons of the Company have in the past five years been involved in any bankruptcy, criminal proceedings or securities infractions.

--------------------------------------------------------------------------------------------------------------------------
NAME                                AGE        POSITION
--------------------------------------------------------------------------------------------------------------------------
  David St. Clair Dunn               47        President, Director
--------------------------------------------------------------------------------------------------------------------------
  Robert Bruce Manery                52        Vice-President Corporate Development, Secretary, Director
--------------------------------------------------------------------------------------------------------------------------
  Roger Watts                        54        Chairman of the Board, Director
--------------------------------------------------------------------------------------------------------------------------

All directors of the Company have served since April 7, 1999. The officers were elected on April 7, 1999, and will serve for one year or until their respective successors are elected and qualified.

DAVID ST. CLAIR DUNN  -  PRESIDENT, DIRECTOR

Self-Employed consulting geologist. Vice President of Exploration and director from April 1998 to present of ESM Resources Ltd., Vancouver, British Columbia, a company engaged in mineral exploration. Director of Hyperion Resources Corp. from September 1997 to December, 1998, Vancouver, British Columbia, a mineral exploration company. Vice President Exploration of Consolidated Silver Tusk Mines Ltd., Vancouver, British Columbia, from May 1997 to December 1997. From November 1993 to November 1996 was the vice president and a director of Pioneer Metals Corp., Vancouver, British Columbia. From May 1990 to May 1993 was a consulting geologist to various public companies. Mr. Dunn is a registered professional geoscientist with the British Columbia Association of Professional Engineers and Geoscientists. He graduated from the University of British Columbia in Vancouver, with a Bachelor of Science degree in geology.

ROBERT BRUCE MANERY  -  VICE-PRESIDENT CORPORATE DEVELOPMENT, SECRETARY,
                        DIRECTOR

Since April 1975 has been the President of RB Graphics Canada Inc., Kelowna, British Columbia, an advertising and marketing company involved in the marketing of international trade shows. Also President of One of a Kind Incorporated, a company involved in the marketing of syndicated radio shows in North America (the Champ) and the marketing of international art and wine exposes from May 1991 to present.

ROGER WATTS  -  CHAIRMAN OF THE BOARD OF DIRECTORS

Barrister and Solicitor. Senior partner with the law firm of Salloum, Doak, Kelowna, British Columbia.


ITEM 6.    EXECUTIVE COMPENSATION

The following table sets forth information for all persons who have served as the chief executive officer of the Company since its inception in June 1997:

                                            SUMMARY COMPENSATION TABLE


                                                                                 LONG TERM COMPENSATION

                                                                       ------------------------------------------------
                                       ANNUAL COMPENSATION                    AWARDS                      PAYOUTS
                               ----------------------------------------------------------------------------------------
                                                              OTHER
                                                              ANNUAL        RESTRICT-    SECURITIES
NAME AND                                                      COMPEN-       ED STOCK     UNDERLYING        LTIP           ALL OTHER
PRINCIPAL                                SALARY       BONUS   SATION        AWARD(S)      OPTIONS/        PAYOUTS          COMPEN-
POSITION                      YEAR         ($)         ($)     ($)             ($)         SARS (#)         ($)           SATION($)
------------------------------------------------------------------------------------------------------------------------------------
David St.                     1999         -0-         -0-     -0-             -0-           -0-            -0-            $18,333
Clair Dunn,                   (1)<F1>
President
------------------------------------------------------------------------------------------------------------------------------------
David                         1999         -0-         -0-     -0-             -0-           -0-            -0-              -0-
Parsons,                      (2)<F2>
President
------------------------------------------------------------------------------------------------------------------------------------
Ryan                          1999         -0-         -0-     -0-             -0-           -0-            -0-              -0-
Barnard,                      1998         -0-         -0-     -0-             -0-           -0-            -0-              -0-
President                     (3)<F3>
------------------------------------------------------------------------------------------------------------------------------------
Nolan Moss,                   1998         -0-         -0      -0-             -0-           -0-            -0-              -0-
President                     (4)<F4>
------------------------------------------------------------------------------------------------------------------------------------

<F1>
(1) Mr. Dunn has been the President since April 7, 1999. The amount paid was for geological work.
<F2>
(2) Mr. Parsons was the President from December 18, 1998 to April 7, 1999.
<F3>
(3) Mr. Barnard was the President from April 3, 1998 to December 18, 1998.
<F4>
(4) Mr. Moss was the President from June 17, 1997 to April 3, 1998.

OPTIONS GRANTED DURING THE MOST RECENTLY COMPLETED FISCAL YEAR

During the fiscal year ended June 30, 1999, the Board of Directors of the Company adopted a stock option plan, whereby directors, officers and employees of the Company were granted the right to subscribe for up to 10% of the issued and outstanding shares of the Company at prices to be fixed at the time of grant. No options were granted under this plan during the fiscal year ended June 30, 1999. Subsequent to June 30, 1999, the Company granted stock options to purchase 1,450,000 shares of Common Stock exercisable at a price of $0.10 per share for 5 years. The following officers and directors were granted stock options:

OPTIONEE                                            Number of Options Granted
Roger Watts                                                 150,000
Bruce Manery                                                150,000
David St. Clair Dunn                                        100,000


The options vest December 23, 1999 and expire September 23, 2004.

PLANS AND OTHER COMPENSATION

The Company paid management fees of $55,618 to Bruce Manery and Roger Watts during the year ended June 30, 1999.

No "Long Term Incentive Plan" has been instituted by the Company and none are proposed at this time. Accordingly, there is no LTIP Awards Table set out in
this  registration  statement.   The  Company  does  not  have  a  "Compensation
Committee".

No pension plans or retirement benefit plans have been instituted by the Company and none are proposed at this time.

PROPOSED COMPENSATION

The Company anticipates it will pay to David St. Clair Dunn, its president, compensation of $30,000 during the current fiscal year for geological work to be billed at his customary rates. Bruce Manery and Roger Watts are each paid Cdn.$3,500 per month as management fees.

In addition to the foregoing, officers and directors are also entitled to the reimbursement of all reasonable business expenses.



ITEM 7.    CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The following shareholders of the Company were paid a total of $93,691 in consulting fees: Cannonbridge Capital Corp., Brian Trowbridge, and Mischcorp Ltd.

In July 1999, Messina Holdings Ltd. and 67849 Capital Ltd. loaned $41,975 and $18,375 to the Company, respectively. The loans were unsecured, did not bear interest, and had no fixed terms of repayment. The loans are outstanding as of October 26, 1999.

At June 30, 1999, $12,190 was owed to officers and directors of the Company for management fees.


ITEM 8.    DESCRIPTION OF SECURITIES

The authorized share capital of the Company consists of 50,000,000 shares of Common Stock at $0.001 par value and 1,000,000 shares of preferred stock ("Preferred Stock") at $0.01 par value. As at September 30, 1999, the Company has a total of 14,822,872 shares of Common Stock issued and outstanding and no shares of Preferred Stock issued and outstanding.

COMMON STOCK

Holders of Common Stock are entitled to one vote per share for each share held of record on all matters submitted to a vote of stockholders. Holders of Common Stock do not have cumulative voting rights, and therefore the holders of a majority of the shares of Common Stock voting for the election of directors may elect all of the Company's Directors standing for election. Subject to preferences that may be applicable to the holders of outstanding shares of Preferred Stock, if any, the holders of Common Stock are entitled to receive such lawful dividends as may be declared by the Board of Directors. In the event of a liquidation, dissolution or winding up of the affairs of the Company, whether voluntary or involuntary, and subject to the rights of the holders of outstanding shares of Preferred Stock, if any, the holders of shares of Common Stock shall be entitled to receive pro rata all of the remaining assets of the Company available for distribution to its stockholders. The Common Stock has no preemptive, redemption, conversion or subscription rights. All outstanding shares of Common Stock are fully paid and non-assessable. The issuance of Common Stock or of rights to purchase Common Stock could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of the outstanding voting stock of the Company

PREFERRED STOCK

The Articles of Incorporation of the Company authorize the board of Directors to issue, by resolution, 1,000,000 shares of Preferred Stock, in classes, having such designations, preferences, rights and limitations and on such terms and conditions as the board of Directors may from time to time determine, including the rights, if any, of the holders of such Preferred Stock with respect to voting, dividends, redemptions, liquidation and conversion. As at September 30, 1999, no classes of Preferred Stock have been designated and no shares have been issued.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

The Company's Common Stock is quoted on the OTC Bulletin Board system of the National Association of Securities Dealers with the symbol GDRV. The Company's Common Stock was first quoted on the OTC-BB on January 15, 1999.

The following table lists the high and low bid prices quoted on the OTC-BB of the National Association of Securities Dealers for shares of the Company's Common Stock for each of the fiscal quarters since the Company's stock was first quoted on such bulletin board system.

Fiscal Quarter Ended                     High Bid            Low Bid
March 31, 1999                           $0.5100             $0.3400
June 30, 1999                            $0.5100             $0.3125
September 30, 1999                       $0.4375             $0.0900

On October 5, 1999, the high and low bid prices were $0.14 and $0.125, respectively.

The high and low bid quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

The Company's Common Stock is issued in registered form and the following information is taken from the records of American Securities Transfer and Trust Inc., of 12039 W. Alameda Parkway, Suite Z-2, Lakewood, Colorado 80228, the registrar and transfer agent for the Common Stock.

On June 30, 1999, the shareholders' list for the Company's Common Stock showed 155 registered shareholders and 14,822,872 shares outstanding.

The Company has not paid dividends in the past and it does not expect to have the ability to pay dividends in the near future. If the Company generates earnings in the future, it expects that they will be retained to finance further growth and, when appropriate, retire debt. The Directors of the Company will determine if and when dividends should be declared and paid in the future based on the Company's financial position at the relevant time. All of the Company's shares are entitled to an equal share in any dividends declared and paid.


ITEM 2.    LEGAL PROCEEDINGS

The officers and directors of the Company certify that to the best of their knowledge, neither the Company nor any of its officers and directors are parties to any legal proceeding or litigation. Further, the officers and directors know of no threatened or contemplated legal proceedings or litigation. None of the officers and directors has been convicted of a felony and none have been convicted of any criminal offense, felony or misdemeanor relating to securities or performance in corporate office. To the best knowledge of the officers and directors, no investigations of felonies, misfeasance in office or securities investigations are either pending or threatened at this time.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There have been no changes in or disagreements with accountants on accounting and financial disclosure.


ITEM 4.    RECENT SALES OF UNREGISTERED SECURITIES

Set forth below is information regarding the issuance and sales of securities of the Company, without registration, since its inception in June 1997. No such sales involved the use of an underwriter and no commissions were paid in connection with the sale of any securities.

(a) During the period from the date of formation of the Company on June 17, 1997 to June 30, 1998, the Company issued 3,768,000 shares of Common Stock. 3,568,000 shares were issued at a price of $0.01 per share and 200,000 shares were issued at a price of $0.05 per share. The Company relied upon the exemption from registration contained in Section 504 of Regulation D of the Securities Act of 1933, as amended.

(b) In January and March 1999, a total of 600,000 shares of Common Stock were issued as part of the Company's option payments for the La Mexicana and La Lajita properties. The shares were valued at $0.05 per share. The Company relied upon the exemption contained in Rule 504 with respect to 250,000 of these and 350,000 shares were issued in reliance on Section 4(2).

(c) In December 1998 and January 1999, 200,000 shares were issued for services valued at $0.05 per share and 1,800,000 shares were sold for $0.05 per share in reliance on the exemption from registration contained in Rule 504.

(d) In connection with the takeover of Rob Roy in March 1999, 6,454,872 shares were issued in exchange of the Rob Roy shares. The Company relied upon Regulation S with respect to 4,518,410 of these shares and 1,936,462 shares were issued in reliance on the exemption contained in Rule 504 of Regulation D.

(e) In April 1999, the Company sold 2,000,000 shares at $0.35 per share pursuant to the exemption from registration contained in Rule 504.

(f) In September 1999, the Company sold 750,000 shares at $0.10 per share pursuant to the exemption from registration contained in Section 4(2).


ITEM 5.           INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 78.7502 of the General Corporation Law of Nevada and Article VI of the Company's Articles of Incorporation permit the Company to indemnify its officers and directors and certain other persons against expenses in defense of a suit to which they are parties by reason of such office, so long as the persons conducted themselves in good faith and the persons reasonably believed that their conduct was in the Company's best interests or not opposed to the Company's best interests, and with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. Indemnification is not permitted in connection with a proceeding by or in the right of the corporation in which the officer or director was adjudged liable to the corporation or in connection with any other proceeding charging that the officer or director derived an improper personal benefit, whether or not involving action in an official capacity.

                                    PART F/S

FINANCIAL STATEMENTS

The audited financial statements of the Company for the fiscal year ended June 30, 1999, with comparative figures to June 30, 1998 are attached hereto as pages F-1 to F-14. Effective March 10, 1999, the Company completed the acquisition of 100% of the outstanding common shares of Rob Roy. As the Rob Roy shareholders obtained effective control of the Company through the exchange of their shares of Rob Roy for shares of the Company, the acquisition has been accounted for in these consolidated financial statements as a reverse acquisition. Consequently, the consolidated statements of loss and deficit and changes in cash flows reflect the results from operations and changes in financial position of Rob Roy, the legal subsidiary, for the year ended June 30, 1999 combined with those of the Company, the legal parent, from the date of acquisition on March 10, 1999, in accordance with generally accepted accounting principles for reverse acquisitions. In addition, the comparative figures are those of Rob Roy, the legal subsidiary.

                                    PART III

The following exhibits are included with this registration statement:


       REGULATION
       S-B NUMBER          DOCUMENT

          2.1              Offer to Purchase

          3.1              Articles of Incorporation

          3.2              Bylaws

          10.1             Mexicana I Agreement dated as of February 12, 1998

          10.2             La Lajita Agreement dated as of February 12, 1998

          10.3             1999 Stock Option Plan

          10.4 Agreement with Transmeridian Exploration Inc., as amended

          10.5             Letter of Intent with OREX Gold Mines Corporation

           21              Subsidiaries of the Registrant

           27              Financial Data Schedule

                                   SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           GOLDEN RIVER RESOURCES INC.


Date: November 3, 1999                     By:/S/DAVID ST. CLAIR DUNN
                                                 David St. Clair Dunn, President

                      Consolidated Financial Statements of

                      GOLDEN RIVER RESOURCES INC.

                      (A Development Stage Enterprise)

                      Year ended June 30, 1999

AUDITORS' REPORT TO THE STOCKHOLDERS

We have audited the accompanying consolidated balance sheet of Golden River Resources Inc. and subsidiaries, a development stage enterprise, as at June 30, 1999 and the consolidated statements of loss, stockholders' equity and comprehensive income and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 1999 consolidated financial statements, referred to above, present fairly, in all material respects, the financial position of the Company and subsidiaries as at June 30, 1999 and the results of their operations and their cash flows for the year then ended in accordance with generally accepted accounting principles in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As shown in the consolidated financial statements, the Company, to date, has generated no revenues and has cumulative losses since inception of $1,415,084. These factors, among others, as discussed in Note 2 a), raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



/S/KPMG LLP

Kelowna, Canada

September 7, 1999, except as to note 11, which is as of September 23, 1999.


   GOLDEN RIVER RESOURCES INC.
   (A Development Stage Enterprise)
   Consolidated Balance Sheet

   June 30, 1999, and 1998

   $ United States
   ===========================================================================================================================
                                                                                                     1999                 1998
                                                                                                                   (Unaudited)
   ---------------------------------------------------------------------------------------------------------------------------

   Assets

   Current assets
       Cash                                                                                $       57,149       $       12,798
       Prepaid expense                                                                              6,220                 -
       -----------------------------------------------------------------------------------------------------------------------
                                                                                                   63,369               12,798

   Capital assets (note 4)                                                                          9,428                 -

   Mineral properties (note 5)                                                                    318,396              246,022

   ---------------------------------------------------------------------------------------------------------------------------
                                                                                           $      391,193       $      258,820
   ===========================================================================================================================

   Liabilities and Stockholders' Equity

   Current liabilities
       Accounts payable and accrued liabilities                                            $      146,569       $       36,780
       Due to shareholders (note 6)                                                                12,190                5,001
       -----------------------------------------------------------------------------------------------------------------------
                                                                                                  158,759               41,781

   Stockholders' Equity
       Capital stock                                                                            1,643,489              463,380
       Deficit accumulated during the development stage                                        (1,415,084)            (254,769)
       Accumulated other comprehensive income                                                       4,029                8,428
       -----------------------------------------------------------------------------------------------------------------------
                                                                                                  232,434              217,039
   Subsequent events (note 11)
   ---------------------------------------------------------------------------------------------------------------------------
                                                                                           $      391,193       $      258,820
   ===========================================================================================================================

   See accompanying notes to consolidated financial statements.

   On behalf of the Board:

    /s/ROGER S. WATTS                  Director

    /s/R. BRUCE MANERY                 Director


   GOLDEN RIVER RESOURCES INC.
   (A Development Stage Enterprise)
   Consolidated Statement of Loss

   Year ended June 30, 1999, and from inception on June 13, 1997 to June 30, 1998

   $ United States
   ===========================================================================================================================
                                                                      From Inception                            From Inception
                                                                     (June 13, 1997)                           (June 13, 1997)
                                                                    to June 30, 1999           1999           to June 30, 1998
                                                                         (Unaudited)                               (Unaudited)
   ---------------------------------------------------------------------------------------------------------------------------

   Expenses
       Amortization                                                    $       1,232       $       1,232        $          -
       Consulting fees                                                         2,821                 -                   2,821
       Exploration of mineral properties                                     315,973             245,210                70,763
       General and administrative                                             62,393              35,592                26,801
       Option payments to acquire mineral properties
         written off                                                         534,214             534,214                   -
       Professional fees                                                     184,371             152,065                32,306
       Management fees                                                       125,308              55,618                69,690
       Travel and promotion                                                  188,772             136,384                52,388
   ---------------------------------------------------------------------------------------------------------------------------
   Loss                                                                $   1,415,084       $   1,160,315        $      254,769
   ===========================================================================================================================

   Weighted average number of shares                                                           7,599,495             1,894,809

   Loss per share                                                                          $      (0.15)        $       (0.13)
   ===========================================================================================================================


   See accompanying notes to consolidated financial statements.



   GOLDEN RIVER RESOURCES INC.
   (A Development Stage Enterprise)
   Consolidated Statement of Stockholders' Equity and Comprehensive Income

   Year ended June 30, 1999, and from inception on June 13, 1997 to June 30, 1998

   $ United States
   ===========================================================================================================================
                                                                                         Deficit
                                                                                     Accumulated      Accumulated
                                                                                      During the            Other        Total
                                                                 CAPITAL STOCK       Development    Comprehensive Stockholders
                                                               Shares      Amount          Stage           Income       Equity
   ---------------------------------------------------------------------------------------------------------------------------
   Rob Roy
    Issued for cash at Cdn $0.01
      (US $0.007) per share                                   750,000 $     5,115              -                - $      5,115
    Issued for cash at Cdn $0.25
      (US $0.17) per share                                  2,687,634     458,265              -                -      458,265
    Loss                                                            -           -   $  (254,769)                -    (254,769)
    Foreign currency translation adjustment                         -           -              -     $      8,428        8,428
    --------------------------------------------------------------------------------------------------------------------------
    Rob Roy balance, June 30, 1998
      (Unaudited)                                           3,437,634     463,380      (254,769)            8,428      217,039
    Issued for cash at Cdn $0.25
      (US $0.17) per share                                  3,017,238     515,591              -                -      515,591
    Foreign currency translation adjustment                         -       1,014              -                -        1,014
    --------------------------------------------------------------------------------------------------------------------------
    Rob Roy balance, March 10, 1999
      exchanged into Golden River
      common shares at 1 share for each
      Rob Roy share                                         6,454,872     979,985      (254,769)            8,428      733,644
   ===========================================================================================================================
   Golden River
    Issued for cash at $0.01 per share                      3,568,000      35,680              -                -       35,680
    Issued for cash at $0.05 per share                        200,000      10,000              -                -       10,000
    Share issue costs                                               -     (9,446)              -                -      (9,446)
    --------------------------------------------------------------------------------------------------------------------------
    Golden River balance, June 30, 1998
      (Unaudited)                                           3,768,000      36,234              -                -       36,234
    Issued for cash at $0.05 per share                      1,800,000      90,000              -                -       90,000
    Issued pursuant to mineral property
      option agreements at $0.05 per share                    600,000      30,000              -                -       30,000
    Issued for services at $0.05 per share                    200,000      10,000              -                -       10,000
    Issued for cash at $0.35 per share                      2,000,000     700,000              -                -      700,000
    Share issue costs                                               -   (265,592)              -                -    (265,592)
    --------------------------------------------------------------------------------------------------------------------------
    Golden River balance, March 10, 1999
      prior to the business combination
      with Rob Roy                                          8,368,000     600,642              -                -      600,642
    Adjustment to record business
      combination
     Shares of Golden River issued to
       acquire shares of Rob Roy (above),
       recorded at the fair value of
       Golden River net assets (note 3)                     6,454,872     750,244              -                -      750,244
     Increase in the book value of Golden
       River's capital stock to that of Rob Roy                     -     217,603      (254,769)            8,428     (28,738)
    Loss                                                                             (1,160,315)                   (1,160,315)
    Foreign currency translation adjustment                         -           -              -          (4,399)      (4,399)
    --------------------------------------------------------------------------------------------------------------------------
    Golden River balance, after business
      combination with Rob Roy                             14,822,872   1,568,489    (1,415,084)            4,029      157,434
    Shares to be issued for services at
      $0.10 per share (note 7)                                    -        75,000              -                -       75,000
   ---------------------------------------------------------------------------------------------------------------------------
    Balance June 30, 1999                                  14,822,872 $ 1,643,489   $(1,415,084)     $      4,029 $    232,434
   ===========================================================================================================================



    Refer to note 2 b) for basis of presentation and consolidation.


   GOLDEN RIVER RESOURCES INC.
   (A Development Stage Enterprise)
   Consolidated Statement of Cash Flows

   Year ended June 30, 1999, and from inception on June 13, 1997 to June 30, 1998

   $ United States
   ================================================================================================================================
                                                                          From Inception                             From Inception
                                                                         (June 13, 1997)                            (June 13, 1997)
                                                                        to June 30, 1999                1999       to June 30, 1998
                                                                             (Unaudited)                                (Unaudited)
   --------------------------------------------------------------------------------------------------------------------------------
   Cash flows from operating activities:
       Cash spent on mineral property exploration                      $        (315,973)  $        (245,210)   $           (70,763)
       Cash paid to suppliers and management                                    (464,026)           (321,801)              (142,225)
       ----------------------------------------------------------------------------------------------------------------------------
                                                                                (779,999)           (567,011)              (212,988)

   Cash flows from investing activities:
       Purchase of capital assets                                                (10,699)            (10,699)                   -
       Option payments on mineral properties                                    (822,610)           (576,588)              (246,022)
       ----------------------------------------------------------------------------------------------------------------------------
                                                                                (833,309)           (587,287)              (246,022)

   Cash flows from financing activities:
       Issuance of capital stock                                               1,666,133           1,202,753                463,380

   Foreign currency translation adjustment                                         4,324              (4,104)                 8,428
   --------------------------------------------------------------------------------------------------------------------------------
   Increase in cash                                                               57,149              44,351                 12,798

   Cash, beginning of period                                                         -                12,798                    -
   --------------------------------------------------------------------------------------------------------------------------------
   Cash, end of period                                                 $          57,149   $          57,149    $            12,798
   ================================================================================================================================


   See accompanying notes to consolidated financial statements.

GOLDEN RIVER RESOURCES INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements

Year ended June 30, 1999

$ United States
================================================================================


1.   NATURE OF OPERATIONS

     Golden  River   Resources  Inc.   ("Golden  River"  or  the  "Company")  is
     incorporated under the laws of Nevada and its principal business activity is mineral property exploration and development.

     The Company, through mineral property option agreements (note 5), is in the process of exploring and developing mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The recoverability of the amount shown for mineral properties of $318,396 as at June 30, 1999 is dependent upon the discovery of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the mineral properties, future profitable production or proceeds from the disposition of the mineral properties and the Company's ability to complete its obligations.

     Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mining properties. The Company has investigated title to all of the mineral properties to which it has an option to acquire an interest and, to the best of its knowledge, title to all of these properties is in good standing. The properties in which the Company has committed to earn an interest are located in Durango, Mexico and the Company is therefore relying on title opinion by legal counsel who are basing such opinions on the laws of Durango.

2.   SIGNIFICANT ACCOUNTING POLICIES:

     a) Going concern

        These financial statements have been prepared on the going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. As shown in the consolidated financial statements, to date, the Company has generated no revenues and has cumulative losses since inception of $1,415,084. In addition, as noted in note 5 b), the Company is committed to significant payments pursuant to a mineral property option agreement. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern is dependent on its ability to generate future profitable operations and receive continued financial support from its shareholders and other investors.

     b) Basis of presentation and consolidation:

        The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

GOLDEN RIVER RESOURCES INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements

Year ended June 30, 1999

$ United States
================================================================================

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

     b) Basis of presentation and consolidation (continued):

        Effective March 10, 1999, the Company completed the acquisition of 100% of the outstanding common shares of Rob Roy Resources Ltd. ("Rob Roy"). As the Rob Roy shareholders obtained effective control of the Company through the exchange of their shares of Rob Roy for shares of the Company, the acquisition of Rob Roy has been accounted for in these consolidated financial statements as a reverse acquisition. Consequently, the consolidated statements of loss, stockholders' equity and comprehensive income and cash flows reflect the results from operations and cash flows of Rob Roy, the legal subsidiary, for the year ended June 30, 1999, combined with those of Golden River, the legal parent, from acquisition on March 10, 1999, in accordance with generally accepted accounting principles for reverse acquisitions. Amounts prior to March 10, 1999 are those of Rob Roy.

   c)   Translation of Financial Statements

      The Company's subsidiary, Rob Roy Resources Ltd., operates in Canada and its operations are conducted in Canadian currency.

      These statements have been translated into United States dollars. The method of translation applied is as follows:

        i) Assets and liabilities are translated at the rate of exchange in effect at the balance sheet date, being US $1.00 per Cdn $1.4630.

        ii) Expenses are translated at the exchange rate in effect at the transaction date.

        iii) The net adjustment arising from the translation is recorded as a separate component of stockholders' equity called "accumulated other comprehensive income".


     d) Use of estimates

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


     e) Financial instruments

        The fair values of cash and accounts payable and accrued liabilities approximate their carrying values due to the relatively short periods to maturity of these instruments. It is not possible to determine the fair value of amounts due to shareholders as a maturity date is not determinable. The maximum credit risk exposure for all financial assets is the carrying amount of that asset.

GOLDEN RIVER RESOURCES INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements

Year ended June 30, 1999

$ United States
================================================================================

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

     f) Capital assets

        Capital assets are stated at cost. Amortization is provided using the following methods and annual rates which are intended to amortize the cost of assets over their estimated useful life:

            ====================================================================
            Asset                                    Method                 Rate
            --------------------------------------------------------------------
            Furniture and equipment       Declining balance                  20%
            Computer equipment            Declining balance                  30%
            --------------------------------------------------------------------

        Amortization is provided at one-half the annual rates in the year of acquisition.

     g) Mineral properties:

        The amount shown for mineral properties is comprised of the direct costs of acquiring the properties including any value added taxes. All other costs, including administrative overhead, are expensed as incurred. Mineral properties acquired for share consideration are recorded at the fair value of the shares at the date of acquisition.

        Management periodically reviews the carrying values of its investments in mineral properties with internal and external mining professionals. A decision to abandon, reduce or expand activity on a specific project is based upon many factors including general and specific assessments of mineral reserves, anticipated future mineral prices, anticipated costs of developing and operating a producing mine, the expiration date of mineral property leases and the general likelihood that the Company will continue exploration on the project. The Company does not set a pre-determined holding period for properties with unproven reserves. However, properties which have not demonstrated suitable prospects at the conclusion of each phase of an exploration program are re-evaluated to determine if future exploration is warranted and that carrying values are appropriate.

        If a mineral property is abandoned or it is determined that its carrying value cannot be supported by future production or sale on an un-discounted cash flow basis, the related costs are charged against operations in the year of abandonment or determination of impairment of value. The amounts recorded as mineral properties represent unamortized acquisition costs to date and do not necessarily reflect present or future values.

        The accumulated costs of mineral properties that are developed to the stage of commercial production will be amortized to operations through unit of production depletion based on proven and probable reserves.

GOLDEN RIVER RESOURCES INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements

Year ended June 30, 1999

$ United States
================================================================================
2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

     h) Exploration costs In order to comply with directives from the Securities and Exchange Commission ("SEC") with respect to accounting for exploration expenditures, the Company has expensed all costs associated with the exploration of properties in which the Company holds options to acquire an interest. Under Canadian generally accepted accounting principles ("GAAP"), these expenditures would have been capitalized with the acquisition costs of the mineral properties. Had the Company accounted for these transactions using Canadian GAAP, the effect on the consolidated financial statements would have been as follows:

        ========================================================================================================
                                  Mineral Properties                     Deficit             Loss for the Period
                                     1999             1998          1999         1998         1999          1998
                                               (Unaudited)                (Unaudited)                (Unaudited)
        --------------------------------------------------------------------------------------------------------
         As stated            $   318,396      $   246,022   $ 1,415,084  $   254,769   $1,160,315   $   254,769
         As restated under
           Canadian GAAP      $   326,055      $   316,785   $ 1,407,425  $   184,006   $1,152,656   $   184,006
        ========================================================================================================

     i) Loss per share

        Loss per share has been calculated using the weighted average number of common shares outstanding during the period.

     j) Accounting standards change

        In June, 1998, the Financial Accounting Standards Board issued SFAS no. 133, "Accounting for Derivative Instruments and Hedging Activities." Management is in the process of reviewing this new standard. Adoption of this statement is not expected to have a significant impact on the results of operations or financial position.

3.   BUSINESS COMBINATION:

     Effective March 10, 1999, Golden River and Rob Roy executed their business combination agreement. Golden River issued 6,454,872 common shares to the shareholders of Rob Roy in consideration for all of the issued and outstanding common shares of Rob Roy on the basis of one common share of Golden River for each common share of Rob Roy. As the former shareholders of Rob Roy obtained effective control of the Company through the share exchange, this transaction has been accounted for in these financial statements as a reverse acquisition and the purchase method of accounting has been applied. Under reverse acquisition accounting, Rob Roy is considered to have acquired Golden River with the results of Golden River's operations included in the consolidated financial statements from the date of acquisition. Rob Roy is considered the continuing entity and consequently, the amounts prior to March 10, 1999 are those of Rob Roy.

GOLDEN RIVER RESOURCES INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements

Year ended June 30, 1999

$ United States
================================================================================

3.   BUSINESS COMBINATION (CONTINUED):

     Prior to the business combination with Rob Roy, Golden River was deemed a shell corporation with no operations since inception on June 17, 1997. Equity financing was raised prior to March 10, 1999 in anticipation of the business combination. Accordingly, the acquisition has been recorded at the fair value of the tangible net assets of Golden River at the date of acquisition. The acquisition details are as follows:

       Net assets acquired
         Cash                                                         $   34,761
         Share subscriptions receivable                                  514,500
         Due from related party                                          267,174
         Option payments on mineral properties                            30,000
         Current liabilities                                            (96,191)

       -------------------------------------------------------------------------
         Consideration given for net assets acquired                     750,244
         Common shares issued                                         $  750,244
       =========================================================================

     As the continuing entity is deemed to be Rob Roy, capital stock of Golden River has been increased by $217,603 as a result of accounting for this combination as a reverse acquisition. Proforma results for periods prior to the acquisition have not been provided as such results would not be significantly different from those reported. The amount due from related party was receivable from Rob Roy Resources Ltd. and has been eliminated upon consolidation of the Company and Rob Roy.

     The share subscriptions receivable were collected subsequent to the business combination on March 10, 1999.

4.   CAPITAL ASSETS:

     ================================================================================================================
     1999                                                                             Accumulated            Net book
                                                                      Cost           amortization               value
     ----------------------------------------------------------------------------------------------------------------
     Furniture and equipment                                     $   6,668               $    667             $ 6,001

     Computer equipment                                              4,031                    604               3,427
     ----------------------------------------------------------------------------------------------------------------
                                                                 $  10,699               $  1,271             $ 9,428
     ================================================================================================================

5.   MINERAL PROPERTIES:

     ================================================================================================================
     1999                     June 30, 1998     Option Payments On Mineral           Write Down of      June 30, 1999
                                (Unaudited)     Properties Including Value      Mineral Properties
                                                               Added Taxes
     ----------------------------------------------------------------------------------------------------------------
     La Lajita                   $  144,420                     $  389,794             $ (534,214)             -
     La Mexicana                    101,602                        216,794                   -             $  318,396
     ----------------------------------------------------------------------------------------------------------------
                                 $  246,022                     $  606,588             $ (534,214)         $  318,396
     ================================================================================================================
     1998                     June 13, 1997     Option Payments On Mineral           Write Down of      June 30, 1998
                                                Properties Including Value      Mineral Properties        (Unaudited)
                                                   Added Taxes (Unaudited)
     ----------------------------------------------------------------------------------------------------------------
     La Lajita                      -                          $   144,420                -                $  144,420
     La Mexicana                    -                              101,602                -                   101,602
     ----------------------------------------------------------------------------------------------------------------
                                    -                          $   246,022                -                $  246,022
     ================================================================================================================

GOLDEN RIVER RESOURCES INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements

Year ended June 30, 1999

$ United States
================================================================================

5.   MINERAL PROPERTIES (CONTINUED):

     a) La Lajita

        Pursuant to an option agreement with an effective date of July 1, 1997, as evidenced in writing on February 12, 1998, the Company acquired an option to earn a 60% interest in five mineral claims located in the Municipality of Pueblo Nuevo, State of Durango, Mexico.

        The agreement required periodic option payments, the issuance of capital stock and a commitment to undertake minimum exploration expenditures on the properties over a term of three years.

        To June 30, 1999, the Company made option payments in the aggregate amount of $492,500, including the prepayment of $75,000 due July 1, 1999, issued 350,000 shares at an agreed price of $0.05 per share, and incurred exploration expenditures in excess of $300,000 with respect to the properties.

        Subsequent to June 30, 1999, the Company elected to abandon the La Lajita properties. As a result, all costs incurred in connection with the acquisition of these mineral properties have been written off as at June 30, 1999.

     b) La Mexicana

        Pursuant to an option agreement with an effective date of July 1, 1997, as evidenced in writing on February 12, 1998, the Company acquired an option to earn a 70% interest in mineral claims located in the Municipality of Pueblo Nuevo, State of Durango, Mexico. The agreement requires the following:

        *    an initial payment of $50,000;

        * an additional $250,000, payable $50,000 semi-annually commencing January 1, 1998;

        * the issuance of 250,000 common shares at an agreed price of $0.05 per share on the effective date that the Company became listed on a recognized quotation system (being March 10, 1999); and

        * the issuance of a further 250,000 shares at an agreed price of $0.05 per share on each of September 10, 1999, March 10, 2000 and September 20, 2000.

GOLDEN RIVER RESOURCES INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements

Year ended June 30, 1999

$ United States
================================================================================


5.   MINERAL PROPERTIES (CONTINUED):

     In addition, under the terms of the agreement, the Company must make exploration expenditures on the claims in the amount of $300,000 by June 30, 1998, $500,000 by June 30, 1999 and $700,000 by June 30, 2000. The
     Company is also responsible for the payment of any value added taxes on the property.

     As at June 30, 1999, the Company has made option payments in the aggregate amount of $307,500, including prepayment of the $50,000 payment due July 1, 1999 and $45,000 on account of the payment due January 1, 2000, but has only made nominal exploration expenditures of the nature outlined in the agreement. However, the Company has been orally notified by the optionor that the due dates for the exploration expenditure requirements and issuance of shares have been extended, and that the Company is not in default of the agreement.

6.   DUE TO SHAREHOLDERS:

     The amount due to shareholders is unsecured and without interest or stated terms of repayment.

7.   CAPITAL STOCK:

     a) Authorized:

         50,000,000 common shares with a par value of $0.001 per share
          1,000,000 preferred shares with a par value of $0.01 per share

     b) As at June 30,  1999,  7,115,678  common  shares  were  subject  to hold
        periods  under  which  the  holder's   right  to  sell  such  shares  is
        restricted.

     c) During 1999, the Company received services for which it agreed to issue 750,000 Common shares at $0.10 per share subsequent to June 30, 1999.


8.   RELATED PARTY TRANSACTIONS

     During the year, the Company paid or accrued management fees of $55,618 (1998 - $69,690) to Directors of the Company.

     During the year, the Company paid consulting fees in the amount of $93,691 (1998 - nil) to a Company owned by a shareholder. These costs have been included in share issue costs.


9.   COMPARATIVE FIGURES

     Certain of the comparative figures have been restated to conform with the presentation adopted in the current year.

GOLDEN RIVER RESOURCES INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements

Year ended June 30, 1999

$ United States
================================================================================


10.  STATEMENT OF CASH FLOWS

     Cash flows from operating activities prepared under the indirect method are as follows:

     =====================================================================================================
                                                    From inception                          From inception
                                                (June 13, 1997) to                         (June 13, 1997)
                                                     June 30, 1999                1999     to June 30,1998
                                                                                               (Unaudited)
     -----------------------------------------------------------------------------------------------------
     Loss                                          $   (1,415,084)     $   (1,160,315)    $      (254,769)
     Non cash items
         Amortization                                        1,232               1,232                  -
         Option payments to acquire mineral properties
           written off                                     534,214             534,214                   -
     Accounts payable and accrued liabilities               59,829              23,049              36,780
     Other changes in non-cash working capital               5,970                 969               5,001
     -----------------------------------------------------------------------------------------------------
                                                   $      (813,839)    $      (600,851)    $     (212,988)
     =====================================================================================================

11.  SUBSEQUENT EVENTS

     Subsequent to June 30, 1999, the Company received a loan in the amount of $60,350 from a company owned by a shareholder. The loan is unsecured, does not bear interest and has no fixed terms of repayment.

     On September 23, 1999, the Company issued 1,450,000 common share stock options. These stock options have an exercise price of $0.10 per share and expire on September 23, 2004.


12.  THE YEAR 2000 ISSUE

     The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.